                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________
                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 17)

                                      and

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                         COMSAT GOVERNMENT SYSTEMS, LLC
                        (formerly known as REGULUS, LLC)
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                (202) 383-5300
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                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386    Amount of Filing Fee:  $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $233,901          Filing Parties:  Regulus, LLC and
                                             Lockheed Martin Corporation
Form or registration no.:  Schedule 14D-1    Date Filed: September 25, 1998

                        (Continued on following page(s))

                              (Page 2 of 9 pages)
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CUSIP No. 20564D107                                                       14D-1
--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons
            COMSAT Government Systems, LLC
            (formerly known as Regulus, LLC)
            (52-1893632)
--------------------------------------------------------------------------------
                                                                          (a)[_]
2.  Check the Appropriate Box if a Member of a Group                      (b)[x]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Sources of Funds
           AF
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant      [_]
    to Items 2(e) or 2(f)
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
           Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           25,958,282
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares    [_]
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
            48.96%
--------------------------------------------------------------------------------

10.  Type of Reporting Person
            OO (limited liability company)
--------------------------------------------------------------------------------

                              (Page 3 of 9 pages)
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CUSIP No. 20564D107                                                      14D-1
--------------------------------------------------------------------------------

1.  Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Persons
Lockheed Martin Corporation (52-1893632)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a)[_]
                                                                         (b)[x]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Sources of Funds
          WC, OO
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
 Items 2(e) or 2(f)
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
          Maryland
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
          25,958,282
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)
          48.96%
--------------------------------------------------------------------------------

10.  Type of Reporting Person
          CO, HC
--------------------------------------------------------------------------------

                              (Page 4 of 9 pages)
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  This Amendment No. 17 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1. This Amendment No. 17 also constitutes the statement on Schedule 13D of Parent and the Purchaser, which incorporates the information contained in the Schedule 14D-1, as amended. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

     Pursuant to the Carrier Acquisition Agreement dated as of September 18, 1998 among the Company, Parent, the Purchaser and COMSAT Government Systems, Inc., which is set forth as Exhibit (c)(4) to this Schedule 14d-1, effective at 12:01 AM, Saturday, September 18, 1999, COMSAT Government Systems, Inc. was merged with and into Purchaser, with Purchaser as the surviving entity. Effective upon the merger, Purchaser was renamed COMSAT Government Systems, LLC.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6(a)-(b) is hereby amended and supplemented by the addition of the following paragraph thereto:

     The Offer expired at noon, New York City Time, on September 18, 1999. On September 18, 1999, Parent announced that the Purchaser had completed the Offer and had accepted for payment approximately 25,958,282 Shares in the aggregate pursuant to the Offer at a price of $45.50 per Share, net to the seller in cash, without interest thereon. Based on the most recent information provided to the Purchaser by the Company, at noon, New York City Time, on September 18, 1999, there were 53,014,032 shares of Company Common Stock outstanding, of which 18,594 were shares of Series II Company Common Stock owned of record by Authorized Carriers. The Company has advised the Purchaser that there were no Dissenting Shares. The number of Shares accepted for payment by the Purchaser represents the Maximum Number of Shares that the Purchaser offered to purchase in the Offer to Purchase, i.e., 49% of the number of shares of Company Common Stock outstanding, minus (a) the number of shares of Company Common Stock owned of record at such time by Authorized Carriers and (b) the number of Dissenting Shares. After acceptance of the Shares for payment Parent, as the sole member of Purchaser, beneficially owned approximately 25,958,282 shares of Company Common

                              (Page 5 of 9 pages)
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Stock.  According to the Depositary, as of noon, New York City Time, on
September 18, 1999, approximately 47,839,634 Shares had been tendered and not withdrawn, including approximately 14,485,832 Shares tendered pursuant to notices of guaranteed delivery. Shares tendered and not withdrawn prior to noon, New York City Time, on September 18, 1999 represent approximately 90% of the issued and outstanding shares of Company Common Stock and 21,881,352 shares more than the Maximum Number of Shares that the Purchaser offered to purchase in the Offer to Purchase. Accordingly, as provided in the Offer to Purchase, the Depositary has been instructed to commence the proration process to determine the exact proration factor and which Shares will be accepted for payment.

     The full text of Parent's press release issued on September 18, 1999 announcing the completion of the Offer and the acceptance for payment of Shares by the Purchaser is attached hereto as Exhibit (a)(23). Paragraphs 1 and 2 of Parent's press release are incorporated herein by reference.


ITEM 10.  ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by the incorporation of the additional paragraph added to Item 6(a)-(b) above.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by the addition of the following thereto:

(a)(23) Text of Press Release issued September 18, 1999

                              (Page 6 of 9 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          September 20, 1999



                                          COMSAT GOVERNMENT SYSTEMS, LLC
                                          (formerly known as Regulus, LLC)



                                          By:  /s/ Stephen M. Piper
                                             -----------------------------
                                          Name: Stephen M. Piper
                                          Title: Vice President

                              (Page 7 of 9 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          September 20, 1999



                                          LOCKHEED MARTIN CORPORATION



                                          By:  /s/  Stephen M. Piper
                                             --------------------------------
                                          Name:  Stephen M. Piper
                                          Title:   Assistant Secretary

                              (Page 8 of 9 pages)
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                               14D-EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------

(a)(23) Text of Press Release issued September 18, 1999

                              (Page 9 of 9 pages)